April 13, 2011
Professional Practice Group
Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Mr. Michael Husich
Chefs’ Warehouse Holdings, LLC Form S-1
Dear Mr. Husich:
With regard to the Form S-1 registration statement (File No. 333-173445) (the “Registration Statement”) filed by Chefs’ Warehouse Holdings, LLC (“Issuer”) with the Securities and Exchange Commission (the “Commission”), as amended, Issuer hereby acknowledges its responsibilities that its audited financial statements included in its filings with the Commission must be audited by an accountant that is independent within the meaning of Rule 2-01 of Regulation S-X and related professional standards.

Issuer further acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission, or the staff, from taking any action with respect to the filing; and

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing.
Issuer represents that should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement of the Issuer effective, containing financial statements audited by BDO USA, LLP, or should the staff consult with the Issuer or provide the Issuer with its views regarding the disclosure of auditor independence issues, issuer and its agents and assigns will not assert any of these actions as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

Kenneth Clark
Chief Financial Officer
100 East Ridge Road, Ridgefield, Connecticut 06877
Main Number: (203) 894-1345

Tel: 212-885-8000	100 Park Avenue
Fax: 212-697-1299	New York, NY 10017
www.bdo.com
April 11, 2011
Professional Practice Group
Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Mr. Mike Husich
Chef’s Warehouse Holdings, LLC
Dear Mr. Husich:
BDO USA, LLP (the “Firm”) hereby acknowledges that the auditor of any audited financial statements that are to be included in filings with the Securities and Exchange Commission must be independent for purposes of the federal securities laws and the rules and regulations thereunder, including Rule 2-01 of Regulation S-X. The Firm further acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filings of Chef’s Warehouse Holdings, LLC., the (“Issuer”) that include financial statements audited by the Firm effective, it does not foreclose the Commission , or staff, from taking any action with respect to the Firm:

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings of Issuer that include financial statements audited by the Firm effective, does not relieve the Firm from its full responsibility to comply with the federal securities laws and the rules and regulations thereunder;
We refer to the recent communication between the SEC staff and the Issuer relating to the assessment of the Firm’s independence, in connection with certain valuation services provided by Trenwith Valuation, LLC, an affiliate of the Firm in connection with the 2008 acquisition of American Gourmet Foods, Inc. by the Issuer. In response to the Staff’s request concerning the above matter, the Firm represents that, if the SEC or the staff acting pursuant to delegated authority, declare the filings of the Issuer that include financial statements audited by Firm effective, the Firm, partners, agents, employees, and assigns, will not assert this action or this letter as a defense, nor will it cite or use this letter and related communications in any proceeding initiated by the SEC or any person pursuant to the federal securities laws.
Sincerely,